PALMETTO BANCSHARES, INC.

306 EAST NORTH STREET

GREENVILLE, SOUTH CAROLINA 29601

November 17, 2010

Mr. Matt McNair

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Palmetto Bancshares, Inc.
Registration Statement on Form S-1
Filed October 8, 2010
File No. 333-169845

Dear Mr. McNair:

This letter is provided on behalf of Palmetto Bancshares, Inc. (the “Company,” “we,” or “our”) in response to the comment letter from the Securities and Exchange Commission (the “SEC”), dated November 8, 2010 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-1 filed on October 8, 2010 (File No. 333-169845). This letter sets forth the Company’s responses to the SEC’s Comment Letter. For your convenience, we have also restated the SEC’s comment prior to our response.

General

1. We note that you propose to sell shares to the institutional investors following termination of this offering if all shares are not subscribed for in the offering by the existing shareholders. Please tell us whether you intend to complete the offering to the institutional investors pursuant to an exemption from registration. If so, explain why you believe such an exemption is available.

RESPONSE:

If all of the shares are not subscribed for in this offering by our shareholders as of the close of business on October 6, 2010 (our “existing shareholders”), then following termination of this offering we will offer for sale to the institutional investors a number of shares equal to the unsubscribed shares in this offering. An offering to the institutional investors would be conducted in reliance upon Section 4(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506 of Regulation D. We believe that an exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D is available based on the SEC’s recent guidance analyzing integration issues with respect to concurrent public and private offerings.

Compliance and Disclosure Interpretation number 139.25, released in November 2008, confirmed the SEC’s position regarding the availability of a Section 4(2) or Securities Act Rule 506 exemption for a private placement conducted concurrently with a registered public offering. The interpretation provides that “[t]he filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” Interpretation number 139.25 states that the SEC’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption.

The positions articulated in interpretation number 139.25 are consistent with the guidance in Securities Act Release No. 8828 (Aug. 3, 2007), and represent the further development of positions established in earlier no-action letters such as Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992). Consistent with interpretation number 139.25’s position, Securities Act Release No. 8828 (Aug. 3, 2007) stated, “… it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”1 The SEC noted that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”2

Based on the SEC’s integration guidance set forth above, we believe that the offering to the institutional investors is exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D and should not be integrated with this registered public offering to the Company’s existing shareholders. The institutional investors in the potential private offering are sophisticated, institutional investors. The Company’s relationship with the institutional investors, and the institutional investors’ interest in acquiring the number of shares not subscribed for in the public offering by our existing shareholders, existed prior to the filing of the registration statement. The institutional investors became interested in the private purchase of the number of shares not purchased by our existing shareholders in the public offering though direct contact by the Company and/or its agents outside of the public offering effort, and not through the filing of the registration statement. Accordingly, we believe that the private offering to the institutional investors of the number of shares not subscribed for in the public offering by our existing shareholders is exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D and should not be integrated with this registered public offering to the Company’s existing shareholders.

2. We note that shares of common stock offered in the offering will be sold directly through the efforts of your executive officers and directors without compensation. Please revise to disclose whether those individuals come within the safe harbor of Rule 3a4-1.

[1]	See Release No. 33-8828 (Aug. 3, 2007), at 55.
[2]	Id at 56.

RESPONSE:

We have revised the registration statement to note our belief that the Company’s executive officers and directors come within the safe harbor of Rule 3a4-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) and thus will not be deemed to be brokers or dealers under the Exchange Act.

Prospectus Cover Page

3. We note that your common stock is quoted on the Pink Sheets. Please revise the cover page to disclose the information required by Item 501(b)(4) of Regulation S-K. Also, please revise to disclose the quoted price as of the most recent practicable date prior to launching the offering.

RESPONSE:

We have revised the cover page of the prospectus in accordance with your comments.

4. We note that you may choose to allocate shares of your common stock in a manner other than on a pro-rata basis. Please revise to disclose the other methods by which you might choose to allocate shares of your common stock in the event the offering is oversubscribed.

RESPONSE:

We have revised the registration statement in accordance with your comments.

Summary, page 1

5. Please revise to disclose whether officers and directors have recently purchased, or presently intend to purchase, shares of common stock of the company.

RESPONSE:

We have revised the registration statement in accordance with your comments.

6. With regard to the recently completed private placement, please confirm that the company does not have an obligation to offer shares to the institutional investors in a private placement as a result of this offering. We note Section 7.02 of the stock purchase agreement.

RESPONSE:

The Company does not have an obligation to offer preemptive rights to the institutional investors in a private placement as a result of this offering. Pursuant to Section 7.02 of the Stock Purchase Agreement, the institutional investors have preemptive rights for a period of 24 months following the recently completed private placement with respect to the offer and sale of “Covered Securities” by the Company. The term “Covered Securities” does not include the shares of common stock offered pursuant to this offering. As discussed in the registration statement, the institutional investors will have the opportunity to purchase a number of shares of the Company’s common stock equal to the number of shares, if any, not subscribed for by the shareholders in this offering (pursuant to Section 7.02(D) of the Stock Purchase Agreement).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	SEC comments or changes to disclosures in response to SEC comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please contact John Jennings, Nelson Mullins Riley & Scarborough LLP, at (864) 250-2207 or me at (864) 250-6083 with any questions regarding our responses.

Sincerely,

/S/ SAMUEL L. ERWIN
Samuel L. Erwin Chief Executive Officer

cc:	Neil E. Grayson, Nelson Mullins Riley & Scarborough LLP
John M. Jennings, Nelson Mullins Riley & Scarborough LLP

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